This Form CB contains 13 pages, including all exhibits and attachments.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

5-82250

FORM CB/A
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 7)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [X]

Exchange Act Rule 14e-2(d) (Subject Company Response)

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)

Deep Sea Supply ASA
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Norway
(Jurisdiction of Subject Company's Incorporation or Organization)

Deep Sea Supply PLC
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Finn Amund Norbye
Deep Sea Supply ASA
Tromoyveien 22
N-4841 Arendal
Norway
+47 3705 8610

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

David M. Wells
Davis Polk & Wardwell
99 Gresham Street
London EC2V 7NG
England

Not Applicable
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) (1) Announcement issued by Deep Sea Supply PLC and Deep Sea Supply ASA in connection with the Independent Statement regarding the mandatory offer for and compulsory acquisition of all remaining ordinary shares of Deep Sea Supply ASA, disseminated through the Oslo Stock Exchange on January 26, 2007; the Independent Statement is included as an attachment to such announcement.

(b) Not applicable

Item 2. Informational Legends

The attached exhibit contains appropriate informational legend.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Signed power of attorney attached hereto as Attachment II(3).

PART III – CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent on Form F-X was filed by Deep Sea Supply PLC with the Commission on December 5, 2006.

(2) Not applicable.

Exhibit Index

Exhibit Number	Description
1.0*	Offer document dated December 4, 2006, relating to the exchange offer by Deep Sea Supply PLC for all issued and outstanding ordinary shares of Deep Sea Supply ASA. The exchange offer period will be from and including December 5, 2006 to and including December 15, 2006.
2.0*	Exchange Offer announcement disseminated through the Oslo Stock Exchange on December 4, 2006.
3.0*	English notice announcing the launch of the Exchange Offer, published in the Wall Street Journal (U.S. edition) on December 5, 2006.
3.1**	Independent statement regarding the voluntary offer by Deep Sea Supply PLC to purchase all issued and outstanding shares of Deep Sea Supply ASA, disseminated through the Oslo Stock Exchange on December 8, 2006.
3.2***	Press release of Deep Sea Supply PLC and Deep Sea Supply ASA relating to the extension of the offer by Deep Sea Supply PLC to purchase all issued and outstanding shares of Deep Sea Supply ASA, disseminated through the Oslo Stock Exchange on December 15, 2006.
3.3****	Press release of Deep Sea Supply PLC and Deep Sea Supply ASA announcing the acceptance level with respect to the offer by Deep Sea Supply PLC to purchase all issued and outstanding shares of Deep Sea Supply ASA, disseminated through the Oslo Stock Exchange on December 19, 2006.
3.4****	Press release of Deep Sea Supply PLC and Deep Sea Supply ASA announcing the completion of the Exchange Offer, disseminated through the Oslo Stock Exchange on December 20, 2006.
3.5*****	Press release of Deep Sea Supply PLC and Deep Sea Supply ASA announcing the completion of settlement in connection with the Exchange Offer, disseminated through the Oslo Stock Exchange on December 22, 2006.
3.6*****	Press release of Deep Sea Supply PLC announcing the results of an Extraordinary General Meeting held in connection with the Exchange Offer, disseminated through the Oslo Stock Exchange on December 22, 2006.
3.7******	Press release of Deep Sea Supply PLC and Deep Sea Supply ASA announcing the delivery of shares in connection with the Exchange Offer, disseminated through the Oslo Stock Exchange on December 27, 2006.
3.8*******	Mandatory Offer Document, Prospectus and Notification of Compulsory Acquisition dated January 4, 2007 relating to the mandatory offer for and compulsory acquisition of all the issued and outstanding ordinary shares of Deep Sea Supply ASA by Deep Sea Supply PLC. The offer period for the mandatory offer will be from and including January 5, 2007 to and including February 2, 2007.
3.9*******	Announcement issued by Deep Sea Supply PLC and Deep Sea Supply ASA in connection with the mandatory offer for and compulsory acquisition of all the issued and outstanding ordinary shares of Deep Sea Supply ASA, disseminated through the Oslo Stock Exchange on January 5, 2007.

3.10******* English notice announcing the launch of the mandatory offer and compulsory acquisition, published in the Wall Street Journal (U.S. edition) on January 5, 2007.

3.11 Announcement issued by Deep Sea Supply PLC and Deep Sea Supply ASA in connection with the Independent Statement regarding the mandatory offer for and compulsory acquisition of all remaining ordinary shares of Deep Sea Supply ASA, disseminated through the Oslo Stock Exchange on January 26, 2007; the Independent Statement is included as an attachment to such announcement.

* Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated December 5, 2006.

** Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated December 11, 2006.

*** Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated December 18, 2006.

**** Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated December 20, 2006.

***** Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated December 22, 2006.

****** Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated December 27, 2006.

******* Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated January 5, 2007.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Deep Sea Supply PLC

By: ______________________
Name: Finn Amund Norbye
Title: Authorized Signatory
(see Power of Attorney attached hereto as Attachment II(3))

Date: January 29, 2007

EXHIBIT 3.11

Oslo Stock Exchange Announcement of Independent Statement regarding Mandatory Offer and Compulsory Acquisition

DESS and DESSC - MANDATORY OFFER AND COMPULSORY ACQUISITION – INDEPENDENT STATEMENT

Reference is made to the previous announcements issued on 5 January 2007 regarding the joint compulsory acquisition and mandatory offer made by Deep Sea Supply PLC ("DESS PLC") for the remaining shares of Deep Sea Supply ASA ("DESS ASA").

According to the Securities Trading Act section 4-16, the board of directors of DESS ASA shall issue a statement regarding the Mandatory Offer. However, as the Mandatory Offer is in agreement with the DESS ASA Board, Oslo Børs has instructed the DESS ASA Board to engage an independent advisor to issue a statement on behalf of the company. Accordingly, the DESS ASA Board has engaged Wiersholm, Mellbye & Bech, advokatfirma AS which has issued the statement that follows attached.

All the DESS ASA directors, including three of the formers largest shareholders of the company represented on the board of directors of DESS ASA (Hemen Holding Ltd, Vroon Offshore B.V. and Bergshav Tankers AS), who did, in aggregate, control 59,631,000 DESS ASA shares, representing approximately 45.73% of the total share capital of DESS ASA, have accepted the Exchange Offer in respect of their own holdings.

According to the members of the DESS ASA Board, the employees of the DESS Group are in favour of the Mandatory Offer.

This announcement is issued in connection with the Mandatory Offer to acquire all of the issued and outstanding DESS ASA Shares and should be read and construed in conjunction with the Joint mandatory offer document, prospectus and notification of compulsory acquisition dated 4 January 2007 (the "Document"). Terms defined in the Document have the same meaning in this announcement unless otherwise indicated.

Dated: 26 January 2007
Deep Sea Supply ASA
Deep Sea Supply PLC

Contact details:
Odd Brevik, CEO: mobile: +47-957 81 581, e-mail: odd@dess.no
Finn Amund Norbye, CFO: mobile: +47-952 76 616, e-mail: finn@dess.no

*****

IMPORTANT INFORMATION

The DESS PLC securities referred to herein that will be issued in connection with the Exchange Offer described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the ***"U.S. Securities Act"****) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The DESS PLC securities are intended to be made available within the United States in connection with the Exchange Offer pursuant to an exemption from the registration requirements of the U.S. Securities Act.*

The Exchange Offer described herein relates to the securities of two foreign (non-U.S.) companies. The Exchange Offer in which DESS ASA ordinary shares will be exchanged for DESS PLC shares is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since DESS PLC and DESS ASA are located in Cyprus and Norway, respectively, and some or all of their officers and directors may be residents of Cyprus, Norway or other foreign countries. You may not be able to sue a foreign company or its officers

or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that DESS PLC or its affiliates may purchase securities of DESS ASA otherwise than in the exchange offer, such as in open market or privately negotiated purchases.

Wiersholm

The Board of Directors of Deep Sea Supply ASA

Oslo, 26 January 2007
Ref: HCW-71185
Lawyer in charge:
Eystein Eriksrud

INDEPENDENT STATEMENT REGARDING THE MANDATORY OFFER MADE BY DEEP SEA SUPPLY PLC TO PURCHASE OF ALL ISSUED AND OUTSTANDING SHARES OF DEEP SEA SUPPLY ASA

Through an offer document dated 4th January 2007 (the "Offer Document"), Deep Sea Supply Plc ("DESS PLC") has made a mandatory offer to purchase all the issued and outstanding shares of Deep Sea Supply ASA ("DESS ASA") against a consideration of NOK 18.00 per share, or alternatively, against a consideration in the form of shares of DESS PLC with an exchange ratio of one DESS PLC share for each DESS ASA share (the "Offer").

According to the Norwegian Securities Trading Act section 14-16, the board of directors of DESS ASA shall issue a statement regarding the Offer. However, as the members of the board of directors of DESS ASA are also members of the board of directors of DESS PLC, the Oslo Stock Exchange has required that such statement shall be issued by an independent advisor.

We have therefore been engaged by the board of directors of DESS ASA to issue a statement regarding the Offer on behalf of DESS ASA.

We have not acted as legal advisors to DESS ASA or DESS PLC in connection with the Offer. However, we have acted as legal advisors to Fortis Bank (Nederland) N.V. in connection with the financing of the DESS Group. Further, in December 2006 in connection with the listing of DESS PLC on the Oslo Stock Exchange, we conducted a limited due diligence investigation of certain aspects of the corporate reorganisation of the DESS Group.

We have for the purpose of this statement not conducted any independent verification of the information in the Offer Document and have for the purpose of this statement assumed that all information in the Offer Document is correct, complete in all material respects and not misleading.

We have the following remarks to the Offer:

- In connection with the Offer, the board of DESS PLC has resolved to carry out a compulsory acquisition in accordance with section 4-25 of the Norwegian Public Limited Companies Act, effective upon commencement of the offer period (the "Compulsory Acquisition"). As a consequence, DESS PLC is the owner of all DESS ASA shares as per the commencement of the offer period, i.e. on 5 January 2007.
- The shareholders of DESS ASA may accept within the expiration date 2 February 2007, partly or wholly, the cash alternative of the Offer being NOK 18.00 per share or the share alternative of the Offer, being one DESS PLC share per DESS ASA share. If the shareholders remain passive and take no actions to accept or reject the Compulsory Acquisition or the Offer, the shareholders will on the objection deadline 5 March 2007 be deemed having accepted to receive the offered redemption amount which is NOK 18.00 per share.
- Each DESS ASA shareholder may reject or raise objections to the offered redemption amount under the Compulsory Acquisition within the objection deadline as described above. The redemption amount will in such case be determined by an assessment by the Norwegian courts.
- Shareholders who wish to receive cash for their shares, and who do not want to object to the offered redemption amount, should note that they will receive settlement sooner if they actively accept the cash alternative of the Offer, rather than remaining passive.

Wiersholm, Mellbye & Bech, advokatfirma AS - M.N.A.
Ruseløkkveien 26. P.O. Box 1400 Vika, NO-0115 Oslo. T: +47 210 210 00. F: +47 210 210 01. www.wiersholm.no
Bank Account No: 6011.05.43908. Reg. No: 981 371 593

- DESS ASA shareholders who think the offered redemption amount is too low and are therefore considering rejecting the offered redemption amount, do instead have the option to accept consideration in the form of shares in DESS PLC.

- We are not financial advisors and have not considered whether the Offer can be considered reasonable from a financial point of view. However, we have noted that DESS PLC is an entity newly incorporated for the purpose of serving as a parent of the DESS Group. Prior to completion of the Offer, DESS PLC has not been engaged in any business and does not have significant assets or liabilities. The business, assets and liabilities of DESS PLC following a completion of the Offer will therefore be substantially the same as the business, assets and liabilities of DESS ASA prior to the completion of the Offer;

- Shareholders considering accepting the share alternative should note that the board of directors of DESS ASA has concluded that the tax regime in Cyprus is expected to afford more stable, attractive and competitive conditions over time compared to the Norwegian regime under which DESS ASA currently operates. The board of directors has further concluded that the Offer is in the long term interest of the DESS Group, and will enable the company and its shareholders to benefit from a more favourable tax and regulatory regime. We have not conducted an independent verification of the Cyprus tax and regulatory regime which will apply to DESS PLC following the transfer, but refer the shareholders to the descriptions given in the Offer Document.

- Such shareholders should further note than DESS PLC is a Cypriot company and subject to Cypriot laws and regulations, certain aspects which may be different from Norwegian laws and regulations under which DESS ASA currently operates. However, for as long as DESS PLC is listed on the Oslo Stock Exchange it will remain subject to certain aspects of the Norwegian Securities Trading Act, the Stock Exchange Regulations, the rules and policies of the Oslo Stock Exchange and the recommendations of the Norwegian Code on Corporate Governance. Cyprus is a member of the European Union and subject to EU legislation;

- The principal venue (and in some cases exclusive venue) for any action from shareholders against DESS PLC or its directors or officers will be the Cypriot Courts;

- Accepting the Offer may trigger tax liabilities for certain shareholders, including Norwegian individual shareholders. We refer in this respect to the description given in Section 14 of the Offer Document. Each shareholder is encouraged to carefully consider the tax consequences associated with accepting the Offer.

We recommend the shareholders to study carefully the information given in the Offer Document, and related documentation, and to draw their own conclusions from it.

Yours sincerely
for Wiersholm, Mellbye & Bech, advokatfirma AS

Eystein Eriksrud

Erling Lind

ATTACHMENT II(3)

Signed Power of Attorney

(LN) 03955/004/CB.FX/cb.01.29.07.doc

DEEP SEA SUPPLY PLC

MINUTES OF MEETING OF THE BOARD OF DIRECTORS OF THE COMPANY

held at Tromøyveien 22, 4841 Arendal, Norway
on the 30 of November 2006 at 17.00 hours

Present:	Mr Finn Amund Norbye	Director
	Mr Odd Brevik	Director

(a) Mr Norbye was elected Chairman of the Meeting and Mr Brevik acted as Secretary thereof.

(b) The Chairman welcomed the persons attending the Meeting and declared it open having satisfied himself that Notice of the Meeting had been duly given and that there was quorum in accordance with the Articles of Association of the Company.

(c) The Secretary of the Meeting presented to the Directors for consideration a power of attorney authorising Mr. Finn Amund Norbye to sign any necessary or appropriate documents in connection with mandatory filing in the US in connection with the offer and application for listing, including but not limited to CB forms and F-X forms..

(d) After discussion and upon motion duly made, seconded and unanimously carried, the following Resolutions were adopted:

RESOLVED:

1. **THAT Mr FINN AMUND NORBYE** be and is, authorised and empowered, with the capacity of delegation, to sign any necessary or appropriate documents in connection with mandatory filing in the US in connection with the offer and application for listing, including but not limited to form CB and form F-X.
2. **THAT** a power of attorney in the form attached hereto formalising the above resolution is signed by each of the Directors.
3. There being no further business before the Meeting the Chairman declared it closed.

FINN AMUND NORBYE
Chairman of the Meeting

ODD BREVIK
Secretary of the Meeting

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POWER OF ATTORNEY

The undersigned, being the Directors of Deep Sea Supply Plc., a Cyprus Public Limited Liability Company with corporation number C186838 , and having its registered address at Diagoras House, 7th Floor, 16 P. Catelaris Street, Nicosia 1306, Cyprus, hereby, authorises and empowers, Mr FINN AMUND NORBYE, with the capacity of delegation, to sign any necessary or appropriate documents in connection with mandatory filing in the US in connection with the offer and application for listing, including but not limited to form CB and form F-X.

Arendal, 30 November 2006

Finn Amund Norbye

Odd Brevik

END

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